SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   April 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Provides Revenue Guidance for the First Quarter of 2006 dated April 7, 2006.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Provides Revenue Guidance for the First Quarter of 2006

Friday April 7, 7:02 am ET

YAHUD, Israel, April 7 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM: MAGS, TASE: MAGS) today announced that it expects revenues for the first quarter of 2006 to be in the range of $12.5 to $14 million. In the first quarter of 2005, the Company had revenues of $13.8 million.

The lag in the expected revenue increase in the first quarter of 2006 was the result of a delay in the execution of a project in Europe. The delay was caused by a customer that is considering the termination of the contract and the project. In addition, a number of orders that were expected by Magal in the first quarter were also delayed to subsequent quarters.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "Our first quarter is historically our slowest because of seasonal factors. However, the results for first quarter of 2006 do not reflect the year-over-year increase in revenues that we had anticipated. Nevertheless, management believes that Magal is on track to report year over year growth in revenues, and remains confident that the Company will achieve its 2006 targets."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems, Ltd
    Raya Asher
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il

    GK International
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    Int'l dial: +972-3-607-4717
    E-mail: ehud@gk-biz.com / kenny.green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 7, 2006